Exhibit 99.1

Hanwha SolarOne Reports First Quarter 2013 Results

SHANGHAI, May 30, 2013 — Hanwha SolarOne Co., Ltd. ( “SolarOne” or the “Company”) (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the quarter ended March 31, 2013. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (8:00 pm Shanghai Time) on May 30, 2013. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

FIRST QUARTER 2013 HIGHLIGHTS

	4Q12		1Q13		Percentage change (%)
	(RMB)	(US$)	(RMB)	(US$)
Net Revenues	836.7 million	134.3 million	1,112.9 million	179.2 million	+33.4
Shipments (MW)	198.9		289.1		+45.3
ASP	3.75/W	0.60/W	4.12/W	0.66/W	+10.0
Gross profit/(loss)	(261.8) million	(42.0) million	28.9 million	4.7 million	+111.2
Gross margin	-31.3%		2.6%		+108.3
Operating loss	(625.8) million	(100.4) million	(128.2) million	(20.6) million	+79.5
Operating margin	-74.8%		-11.5%		+84.6
Net loss	670.4 million	(107.6) million	(225.9) million	(36.4) million	+66.2
Net loss per basic ADS on a GAAP basis	(7.93)	(1.27)	(2.67)	(0.43)	+66.1

Mr. Ki-Joon HONG, Chairman and CEO of Hanwha SolarOne, commented, “The first quarter was an important inflection point for both the solar industry and the Company, with a number of positive signs developing for further progress ahead. Both revenues (+33%) and shipments (+45%) rose sharply, prices improved from the prior quarter and appear to have now stabilized, we returned to positive gross profit, our plants are running at full utilization favorably impacting our cost structure, and although we still recorded negative operating income and cash flow, the amounts were relatively small and substantially improved from prior periods. Our investment in new technology and innovation is beginning to deliver commercial results with the introduction of the new HSL Series of smaller, lighter and higher-efficiency modules. Our effort to diversify business outside traditionally large markets in Europe, to large new emerging markets such as China, Japan and South Africa, is well underway. And, the continued synergies with our parent Hanwha and its portfolio of solar investments are growing.”

Chairman HONG continued, “There are a number of positive developments underway in the overall solar industry which increase our confidence for a gradually improving business environment in 2013, and a much more positive industry upturn from 2014 to 2015. These include: a large number of inefficient players have shut down operations or become financially insolvent resulting in reduced industry overcapacity, average selling prices for solar modules have improved in most markets and new emerging markets like Japan and South Africa currently enjoy above average pricing, input prices (including polysilicon) remain low, utilization rates of Tier 1 players are much improved and inventory levels reduced helping stabilize pricing, the credit environment, particularly in China, has become more disciplined leading to financially-leveraged companies facing a challenged to survive, and a growing number of financing options (including leasing) are supporting investment in solar.” He concluded, “The proposed import tariff in the EU against solar products manufactured in China is an unfortunate process as it will ultimately harm competitive pricing in Europe, as well as, hinder solar development through reduced project returns, and reduce solar jobs. We are well-prepared to handle this challenge as we have already diversified our business aggressively outside the EU (shipments to the EU are now below 30% of total shipments compared to over 70% historically), but we hope that negotiations between governments of both regions will ultimately reach a more rational and productive outcome.”

FIRST QUARTER 2013 RESULTS

•

Total net revenues were RMB1,112.9 million (US$179.2 million), an increase of 33.0% from RMB836.7 million in 4Q12, and an increase of 38.4% from RMB803.9 million in 1Q12. The increase in total net revenues in 1Q13 compared with 4Q12 was primarily due to higher shipments and increased ASP.

•	PV module shipments, including module processing services, were 289.1 MW, an increase from 198.9 MW in 4Q12, and an increase from 160.7 MW in 1Q12.

Module revenue by shipping destination Q1 13

Country	1Q13
Japan	33%
South Africa	21%
Germany	13%
US	9%
UK	5%
Portugal	4%
China	3%
Others	12%

Module revenue by shipping destination Q4 12

Country	4Q12
Japan	20%
Greece	16%
China	15%
Germany	8%
Thailand	8%
US	6%
India	6%
Others	21%

•

Module shipments to Japan, a market that values quality and brand, grew from 20% in 4Q12 to 33% in 1Q13 at a good pricing level. Shipments to South Africa commenced this quarter, representing 21% of revenues. The US market remained solid for the Company and increased from 6% in 4Q12 to 9% of module shipments in 1Q13. The dispersion of shipments this quarter saw relatively new and potentially attractive markets come to the forefront with sizeable contributions from the UK (5%) and Portugal (4%), as well as South Africa. Historically strong markets accounted for a smaller proportion of shipments as a result of the aforementioned; however shipments to Germany rebounded to 13% from 8% in 4Q12. The Company shipped PV modules to 23 countries during 1Q13. Shipments to Europe and Africa (EA) contributed 48% to total module shipments (shipments to the EU were below 30% of total shipments) and Asian Pacific (AP) accounted for 43% and North America (NA) 9%.

•	Average selling price (“ASP”), excluding module processing services, increased to RMB4.12 per watt (US$0.66) from RMB3.75 per watt in 4Q12 and from RMB5.30 per watt in 1Q12.

•	Gross profit for 1Q13 was RMB28.9 million (US$4.7 million), compared with a gross loss of RMB261.8 million in 4Q12 and a gross loss of RMB75.2 million in 1Q12.

•

Gross margin was positive 2.6%, compared with negative 31.3% in 4Q12. Gross loss in 4Q12 included non-cash charges from inventory write-down and provisions for advanced payments associated with long-term supply contracts. Gross margin excluding the aforementioned provisions was negative 2.6% in 4Q12. The improvement in gross margin was primarily due to higher ASP and decreased idle capacity loss. Gross margin in 1Q12 was negative 9.4%.

•

The blended cost of goods sold (“COGS”) per watt, excluding module processing services, was US$0.65, representing a 1.6% increase from US$0.64 in 4Q12, which excluded non-cash charges. The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells.

•

Operating loss of 1Q13 was RMB128.2 million (US$20.6 million), compared with an operating loss of RMB625.8 million in 4Q12 and an operating loss of RMB220.9 million in 1Q12. Operating margin increased to negative 11.5% from negative 74.8% in 4Q12, compared to negative 27.5% in 1Q12. Operating expenses for the 4Q12 included $22.1 million in non-cash provisions.

•	Operating expenses as a percentage of total net revenues were 14.1% in 1Q13, compared with 43.5% in 4Q12 and 18.1% in 1Q12.

•	Interest expense was RMB75.8 million (US$12.2 million), compared with RMB73.9 million in 4Q12 and RMB69.1 million in 1Q12.

•

The Company recorded a net loss of RMB23.8 million (US$3.8 million), which included a foreign exchange loss with a gain from the change in fair value of derivatives. The Company recorded a net gain of RMB19.0 million in 4Q12 and a net gain of RMB11.4 million in 1Q12 for the foreign exchange gain and the loss/gain from change in fair value of derivatives.

•

Gain from the change in fair value of the conversion feature of the Company’s convertible bonds was RMB2.1 million (US$0.3 million), compared with RMB1.4 million in 4Q12 and a loss of RMB9.5 million in 1Q12. The fluctuations resulting from the adoption of ASC 815-40 on January 1, 2009, were primarily due to changes in the Company’s ADS price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.

•	Income tax expense in 1Q13 was RMB0.5 million (US$0.1 million), compared with an income tax benefit of RMB9.1 million in 4Q12 and RMB37.7 million in 1Q12.

•

Net loss attributable to shareholders on a non-GAAP basis[1] was RMB202.9 million (US$32.7 million), compared with a net loss attributable to shareholders of RMB650.6 million in 4Q12 and a net loss attributable to shareholders of RMB269.9 million in 1Q12.

•

Net loss per basic ADS on a non-GAAP basis was RMB2.40 (US$0.39), compared with net loss per basic ADS on a non-GAAP basis of RMB7.70 in 4Q12 and net loss per basic ADS on a non-GAAP basis of RMB3.20 in 1Q12.

•

Net loss attributable to shareholders on a GAAP basis was RMB225.9 million (US$36.4 million), compared with net loss attributable to shareholders of RMB670.4 million in 4Q12 and net loss attributable to shareholders of RMB303.7 million in 1Q12.

•	Net loss per basic ADS on a GAAP basis was RMB2.67 (US$0.43), compared with net loss per basic ADS of RMB7.93 in 4Q12 and net loss per basic ADS of RMB3.60 in 1Q12.

•	Annualized ROE on a non-GAAP basis was negative 36.2% in 1Q13, compared with negative 97.6% in 4Q12 and negative 29.4% in 1Q12.

•	Annualized ROE on a GAAP basis was negative 34.3% in 1Q13, compared with negative 87.0% in 4Q12 and negative 29.2% in 1Q12.

FINANCIAL POSITION

As of March 31, 2013, the Company had cash and cash equivalents of RMB1,005.0 million (US$161.8 million) and net working capital of RMB345.7 million (US$55.7 million), compared with cash and cash equivalents of RMB676.5 million and net working capital of RMB44.3 million as of December 31, 2012. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB1,776.9 million (US$286.1 million), compared with RMB1,629.6 million as of December 31, 2012.

1	All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds. Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

As of March 31, 2013, the Company had total long-term debt of RMB3,130.9 million (US$504.1 million), which is comprised of long-term bank borrowings, long-term notes payable and convertible bonds. The Company’s long-term bank borrowings are to be repaid in installments until their maturities ranging from 2 to 4 years. The Company’s notes payable are to be repaid in 3 years. Holders of the convertible bonds have the option to require the Company to redeem the notes beginning on January 15, 2015. Net cash used in operating activities in 1Q13 was RMB54.4 million (US$8.8 million), compared with net cash used in operating activities of RMB440.7 million in 4Q12 and net cash generated from operating activities of RMB46.0 million in 1Q12.

As of March 31, 2013, accounts receivable were RMB1,131.6 million (US$182.2 million), compared with RMB957.0 million as of December 31, 2012 and RMB603.9 million as of March 31, 2012. Day’s sales outstanding (“DSO”) decreased to 127 days in 1Q13 from 164 days in 4Q12, compared with 64 days in 1Q12. The increase in receivables from 4Q12 to 1Q13 reflects higher shipments and revenues. As of March 31, 2013, inventories decreased to RMB776.9 million (US$125.1 million) from RMB838.7 million as of December 30, 2012, and from RMB659.1 million as of March 31, 2012. Day’s inventory was 67 days in 1Q13 compared with 65 days in 4Q12 and 69 days in 1Q12.

Capital expenditures were RMB201.3 million (US$32.4 million) in 1Q13.

The Company has from time to time been buying back its convertible bonds since January 1, 2012 and may do so in the future, subject to market conditions and other factors. The Company has repurchased convertible bonds to the value of approximately $72 million out of US$172.5 million in face value as of March 31, 2013.

CAPACITY EXPANSION

As of March 31, 2013, the Company had production capacities of 800 MW for ingot and wafer, 1.3 GW for cell and 1.5 GW for module. The Company currently has no near-term plan to add additional capacities. Management will review expansion needs in the future in line with changes in overall market demand.

BUSINESS OUTLOOK

•	The Company provides the following guidance based on current operating trends and market conditions.

For the second quarter 2013 the Company expects:

•	Module shipments of 330- 350MW.

For the full year 2013, the Company expects:

•	Module shipments between 1.3-1.5GW of which about 30-35% will be for PV module processing services

•	Capital expenditures of $50 million depending on demand and other market conditions.

CONFERENCE CALL

The Company will host a conference call to discuss the first quarter results at 8:00 AM Eastern Time (8:00 PM Shanghai Time) on May 30, 2013.

Mr. Ki-Joon HONG, Chairman and CEO; Mr. Min-Su KIM, President; Mr. Jung Pyo SEO, Chief Financial Officer; and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number:	18665194004
• U.S. New York local number:	17183541231
• International dial-in number:	+65 67239381
• China Toll Free Number:	4006208038
8008190121

Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

• U.S. Toll Free Number: 18554525696

• International dial-in number: +61 2 8199 0299

Pass code: 71724756

Encore Dates: 30/05/2013 11:00AM ET - 07/06/2013 9:59AM ET

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of March 29, 2013, which was RMB6.2108 to US$1.00, except for the conversion of Renminbi into U.S. dollars for 4Q12 in “FIRST QUARTER 2013 HIGHLIGHTS” which is based on the exchange rate of RMB6.2301 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board as of December 31, 2012. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2012 or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 2Q and full-year 2013 estimates for PV product shipments, ASPs, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

Building 1, 18th Floor

1199 Minsheng Road, Shanghai, PRC 200135

P. R. China

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co., Ltd.